July 31, 1999


                  QUARTERLY REPORT TO THE LIMITED PARTNERS
                        OF DSI REALTY INCOME FUND X


DEAR LIMITED PARTNERS:

We are pleased to enclose the Partnership's unaudited financial statements for the period ended June 30, 1999. The following is Management's discussion and analysis of the Partnership's financial condition and results of its operations.

For the three month periods ended June 30, 1999, and 1998, total revenues increased 11.7% from $652,981 to $729,606 and total expenses decreased 2.7% from $417,342 to $405,922. As a result, net income increased 37.4% from $235,639 to $323,684 for the three-month period ended June 30, 1999, as compared to the same period in 1998. The increase in revenues can be attributed to an increase in rentel income due to higer occupancy and unit rental rates. Occupancy levels for the Partnership's five mini-storage facilities averaged 84.7% for the the three-month period ended June 30, 1999, as compared to 81.0% for the same period in 1998. The Partnership is continuing its advertising campaign to attract and keep new tenants in its various mini-storage facilities. Operating expenses remained relatively constant as a decrease in maintenance and repair expense was offset by increases in advertising costs and property management fees as well as relatively insignificant increases in various other expense accounts. Property management fees, which are based on rental revenue, increased as a result of the increase in rental revenue. General and administrative expenses decreased approximately $12,200 (18.6%) primarily as a result of decreases in legal and professional fees and Michigan State Taxes.

For the six month periods ended June 30, 1998, and 1997, total revenues increased 6.8% from $1,315,331 to $1,404,158 and total expenses increased
1.0% from $812,031 to $820,306. As a result, net income increased 16.0% from $503,300 for the six-month period ended June 30, 1998, to $583,852 for the same period in 1999. The increase in revenues can be attributed to an increase in rental revenue due to higher occupancy and unit rental rates. Operating expenses increased approximately $22,500 (3.3%) from $676,854 to $699,341. The increase is primarily due to higher advertising costs, power sweeping, real estate tax, salaries and wage expenses and property manage-ment fees, partially offset by a decrease in repairs and maintenance expenses. Property management fees, which are based on rental revenue, increased as a result of the increase in rental revenue. Power sweeping expenses increased as a result of the substantial snow removal costs associated with the blizzard, which hit the Detroit, Michigan, area during the first qurter of 1999. General and administrative expenses deceased approximately $14,200 (10.5%) primarily as a result of decreases in legal and professional expenses and Michigan and Maryland State Tax payments.

The General Partners will continue their policy of funding improvements and maintenance of Partnership properties with cash generated from operations. The Partnership's financial resources appear to be adequate to meet its needs.

The Year 2000 issue refers to the inability of certain computer systems to recognize a date using "00" as the Year 2000. The Partnership has implemented a Year 2000 program, which has three phases: (1) identification; (2) remediation; and (3) testing and verification. The Partnership, as well as the property management company and the Parnership's warehouse facilities have completed those phases. Computer programs have been upgraded and tested to function properly with respect to the dates in the Year 2000 and thereafter. Year 2000 compliance costs are nominal and have been expensed in the regular course of business. The Partnership provides no assurance that third-party suppliers kand customers will be compliant. Nevertheless, the Partnership does not believe that the Year 2000 issue will have a material adverse effect on its financial condition or results of operations.

We are not enclosing a copy of the Partnership Form 10-Q as filed with the Securities and Exchange Commission, since all the information set forth therein is contained either in this letter or in the attached financial statements. However, if you wish to receive a copy of said report, please send a written request to DSI Realty Income Fund X, P.O. Box 357, Long Beach, California 90801.

                              Very truly yours,

                              DSI Realty Income Fund X
                              By: DSI Properties, Inc., as
                              General Partner



                              By___\s\ Robert J. Conway_______
                              ROBERT J. CONWAY, President